June 2, 2025

Guy Newman
Chief Financial Officer
Trutankless, Inc.
15900 North 78th Street, Suite 200
Scottsdale, AZ 85260

       Re: Trutankless, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 000-54219
Dear Guy Newman:

       We have reviewed your May 20, 2025 filing in response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
9, 2024 letter.

Form 10-K for the Year Ended December 31, 2023
General

1.     We note that you have not filed your Form 10-K for the year ended
December 31,
       2024 or any subsequent exchange act reports and these filings are delinquent. Please file all delinquent exchange act reports.
       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing